UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Everytable, PBC

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 14, 2015

Physical address of issuer
230 W Avenue 26, Los Angeles, CA 90031

Website of issuer
https://www.everytable.com/

Current number of employees
110

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$4,792,984.00	$5,461,545.00
Cash & Cash Equivalents	$504,391.00	$4,550,418.00
Accounts Receivable	$0.00	$2,238.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,500,000.00	$0.00
Revenues/Sales	$2,321,488.00	$1,357,775.00
Cost of Goods Sold	$3,097,972.00	$3,115,457.00
Taxes Paid	$0.00	$0.00
Net Income	-$3,460,714.00	-$2,956,152.00

April 30, 2019

FORM C-AR

Everytable, PBC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Everytable, PBC, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.everytable.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation

CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Everytable, PBC (the "Company") is a Delaware Corporation, formed on October 14, 2015. The Company was formerly known as Harvest Fresh Foods, PBC.. The Company is currently also conducting business under the name of The Corporation was previously named Harvest Fresh Foods, PBC, and legacy materials bearing that name may still exist..

The Company is located at 230 W Avenue 26, Los Angeles, CA 90031.

The Company's website is https://www.everytable.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We sell affordable, nutritious, ready-to-eat meals in grab-and-go and quick-dining retail settings, as well as through catering, vending machines, online ordering and subscription, and other distribution channels. Our mission is to make nutritious, ready-to-eat meals available to everyone.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is a new venture with a limited and unprofitable operating history.
The Company is was formed in 2015 and therefore has only a brief operating history. The Company's lack of a financial track record makes future performance difficult to predict. Company's limited prior results are likely to differ substantially from future performance. The Company has incurred and is likely to continue to incur a substantial operating deficit. Future losses are likely to be incurred before the Company' s operations will become profitable. There is no assurance that the Company's operations will ever prove to be profitable. Company' s senior management has not previously managed an entrepreneurial venture of like kind and Company's success will depend in part on management's ability to deal with the problems, expenses, and delays associated with establishing a new business venture of this kind. The Company may not be successful in achieving the objectives necessary for it to overcome these risks and uncertainties.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing such products and thus may be better equipped than us to develop and commercialize such products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through

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collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a reseller of third-party products, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Distributors and resellers of our products may finance purchases of our products.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates could impair Distributors and resellers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of Distributors and resellers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced.

Despite continual organizing attempts by labor unions, all of our U.S. employees have thus far chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize units of our employees. Such legislation could expose our customers to local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that Congress could pass other labor legislation that could adversely affect our companies, whose employees are governed by the National Labor Relations Act of 1935, as amended.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. For example, climate change effects may drive up transportation costs for the transport and distribution of our goods; such effects may dramatically increase costs of certain key ingredients due to the effects on agricultural output and the availability of key inputs; and such effects may harm the general economy which in turn would harm our business

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Sam Polk and David Foster who are CEO Vice President of the Company, respectively. The Company has entered into employment agreements with Sam Polk and David Foster although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Sam Polk and David Foster or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding our trade secrets, trademarks, or other intellectual property could be costly and time-consuming due to the importance of our intellectual property and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all. We have entered into a co-existence agreement with a third party restricting and prohibiting the use of our filed trademarks in certain sectors.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax

reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party supplier facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, as well as food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, which may include the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
We purchase the raw materials used in the production of our products from a number of domestic and foreign third-party suppliers. The demand for certain of these materials has caused shortages in the past, during which times other companies with greater financial resources than us purchased large quantities of the materials, and our industry could face shortages again in the future. In addition, many of our raw materials are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of our ingredients, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of ingredient crops each year, and significant failure of a crop would adversely affect our costs.

The process of producing our food utilizes a large amount of electricity and water.
Parts of the country have been experiencing drought and electricity price increases for the last several years. We cannot predict whether water or electricity restrictions may be put in place, or price increases may take place, in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as meal containers, labels, coolers and transport containers and other packaging and transport materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our

inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on our distributors.

In the United States, where substantially all of our products are sold, sustained growth may require us to develop distributor relationships and enter into arrangements with distributors in new markets. No assurance can be given that we will be able to establish, maintain, or grow a distribution network or secure additional distributors on terms favorable to us, or at all.

Distributors we engage sometimes represent competing brands, as well asnationally recognized brands, and are to varying degrees influenced by their continued business relationships with other brands. Our independent distributors may be influenced by a large brand, particularly if they rely on that brand for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are or will be generally good, these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Certain distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under certain state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we may enter into contractual relationships with certain distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the food industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our retail storefronts and food production facilities.

Federal, state and local laws and regulations govern the production and distribution of food products, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our retail locations and food production facilities, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our kitchens are subject to food and beverage regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These regulations relate to numerous aspects of daily operations of our storefronts and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage, and sale of our products. Noncompliance with such laws and regulations may cause any particular state or jurisdiction to revoke our license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The retail food business can be seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of food at retail locations can be somewhat seasonal, with certain quarters historically having lower sales than the rest of the year.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.
We may eventually rely on third parties, called co-packers in our industry, to produce our products. We currently have 0 co-packing agreements for our products. Our dependence on co-packers may put us us at substantial risk in our operations. If we lose such relationships and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of certain products contributed disproportionately to our historical financial performance and cash flow.
A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. A substantial proportion of our sales may be derived from one or more of our leading products. All of our secondary products may represent a

relatively small portion of our sales. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing leading products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among regarding our food products and relevant substitutes and complements;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding food products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, our products may be required to be compliant with regulations by the Food and Drug Administration (FDA).

We may be required to comply with certain FDA rules and regulations, such as those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Certain products may rely on independent certification that they are non-GMO, gluten-free or Kosher.

Certain of our product label representation may rely on independent certification of their non-GMO, gluten-free and Kosher status and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The main ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

There are general economic risks associated with the restaurant industry.
Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

The sale of food products at our stores subjects us to additional regulations and potential liability.

Because we sell food products, we are required to comply with the licensing and other requirements of the federal government, state and municipal authorities where our restaurant is located. Food control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell our products on the premises. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Food regulations relate to numerous aspects of the daily operations of restaurants and retail food establishments, including hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and sale of our products. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of our products. Further, growing movements to change laws relating to food products may negatively impact operations or result in the loss of liquor licenses.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

▪ food safety concerns, including food tampering or contamination;

▪ food-borne illness incidents;

▪ the safety of the food commodities we use, particularly beef;

▪ guest injury;

▪ security breaches of confidential guest or employee information;

▪ employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or

▪ government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons.

The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications.
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.
We do not own any real property and our restaurant is located on a leased premises. Our leases have terms of 5-10 years and may provide for renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the restaurant, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our

lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.
The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may be required.
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.
Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.
Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. We are unable to ensure compliance with all immigration laws and often rely upon employee-provided information to make employment decisions.

We may in the future rely on licensees of franchisees for the operation of licensed or franchised restaurants, and we may have limited control with respect to the operations of licensed or franchised restaurants, which could have a negative impact on our reputation and business.
We may in the future rely on licensees or franchisees and the manner in which they operate their restaurants to develop and promote our business. Our licensees are required to operate their restaurants according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our restaurants. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws at these restaurants. Failure of these restaurants to operate effectively could have a negative impact on our reputation or our business.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.
We serve food and beverages. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during certain months affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our retail storefronts are in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions and frequently-occurring natural disasters in this area.

Our financial performance dependent on our retail food locations in Los Angeles. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we may experience temporary or permanent storefront closures due to mudslides, wildfires, droughts, floods, and earthquakes. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.

We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.

A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We sell affordable, nutritious, ready-to-eat meals in grab-and-go and quick-dining retail settings, as well as through catering, vending machines, online ordering and subscription, and other distribution channels. Our mission is to make nutritious, ready-to-eat meals available to everyone.

Business Plan

The Company is committed to bringing affordable, nutritious, natural, ready-to-eat meals to consumers through retail locations and distribution partners. The Company is presently targeting the Los Angeles metropolitan area, with ambitions of scaling nationally and internationally. The Company's business strategy depends on its ability to produce its meals at low cost, and to deliver its meals through easy-to-access locations or low-cost distribution channels. The Company's business strategy also depends upon creating a unique customer experience through the packaging of its meals and the development of a positive in-store experience. As a core component of the Company's business model, the Company provides market-specific meal pricing, lowering meal prices in lower-income markets, and increasing prices in higher-income markets. In so doing, the Company pursues its public benefit mission of making healthy meals affordable to all. This information is supplemented by the attached business plan materials.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Ready-to-eat meals	Affordable, nutritious, ready-to-eat meals.	Our target end consumers include every human being over the age of 2 in the world, and we've started in Southern California.
Third-party beverages and	Beverages and snack items	Our target end consumers

snacks	produced by third parties to be sold independently or in conjunction with our ready-to-eat meals	include every human being over the age of 2 in the world, and we've started in Southern California.

Our menu changes seasonally and is dependent on locally available ingredients products. We are constantly researching and developing new flavors and varieties of our meals, which we think might appeal to our customers.

We currently sell our products in grab-and-go and quick-dining retail settings across Los Angeles, as well as catering, vending machines, online ordering and subscription, and other distribution channels.

Competition

The Company's primary competitors are Chipotle, Subway, McDonald's, Tender Greens, Sweetgreen.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The higher-income markets in which our products are sold are especially competitive. Our products compete against similar products of many large and small companies, including well-known large competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as private-label brands. Our industry is characterized by frequent product introductions and technological advances that substantially increase the capabilities and use of mobile ordering, meal delivery, and cost-effective meal production. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include relative price, value, quality, packaging, design innovation, third-party product offerings, marketing and distribution capability, store experience, and corporate reputation.

Supply Chain and Customer Base

Although most produce meats, and other ingredients essential to the Company's business are generally available from multiple sources, a number of such inputs are currently obtained from single or limited sources. In addition, the Company competes for various inputs with other participants in the markets. Therefore, many inputs used by the Company, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results. One of our most important assets is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. Accordingly, we are dependent on the labor markets in local proximity to our retail locations and headquarters.

Our primary end consumers are adults in the Los Angeles metropolitan area who visit our retail storefront locations, vending machines, and hosted displays. However, we also occasionally sell to organizations through catering orders and third-party retail locations.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87042468	See TSDR	Everytable	May 19, 2016		USA
87045965	See TSDR	Everytable	May 21, 2016		USA
87044720	See TSDR	Everytable	May 20, 2016		USA
86972871	See TSDR	EVERY BODY. EVERY BLOCK.	April 12, 2016		USA
86972875	See TSDR	Everytable	April 12, 2016		USA
87045965	See TSDR	AN ILLUSTRATION	May 21, 2016		USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food Sales	Los Angeles County Public Health	Public Health Permit		
Retail Storefront	Santa Monica Business License	Business License		
Food Sales	California Board of Equalization	Selling Permit		
Business	Los Angeles City Tax	Tax Registration Certificate		
Food Operations	Los Angeles County Public Health	Food Inspection Report		

Our business is subject to applicable Food and Drug Administration regulations and various other U.S. state and federal laws and regulations concerning food safety. We are also subject to extensive federal, state and local laws and regulations, including the recently reformed health care legislation applicable to us and our employees, those relating to zoning and licensing requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 230 W Avenue 26, Los Angeles, CA 90031

The Company has the following additional addresses: The Company operates retail storefronts at the locations listed here: https://www.everytable.com/locations/

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Dar Vaseghi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, May 13, 2018 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Yoshinoya America, 2013 - present

Education

MBA, Stanford University Graduate School of Business BS, Finance & Economics, University of Southern California

---

Name

Karim Webb

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, January 31, 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Franchisee, Buffalo Wild Wings, Los Angeles Area, 2008 - Present

Education

BA, Morehouse College

Name

Stephen Etter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, January 31, 2018 - present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founding Partner at Greyrock Capital Group LLC (Partner since 1996)

Education

MBA, Haas School of Business, UC Berkeley BS, Haas School of Business, UC Berkeley

---

Name

Sam Polk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director since formation on October 14, 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and Director since formation on October 14, 2015

Education

BA, Columbia University CFA

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sam Polk

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Director since formation on October 14, 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and Director since formation on October 14, 2015

Education

BA, Columbia University CFA

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 110 employees in California, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Sam Polk	Employment Agreement	October 14, 2015	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock Common Stock
Amount outstanding	4,550,619
Voting Rights	All shares are subject to the Voting Agreement enclosed herein.
Anti-Dilution Rights	Shares of common stock have no put or call rights, other than the Founder shares of common stock which are subject to the Series A Right of First Refusal and Co-Sale Agreement and the Company rights of repurchase described in the Restricted Stock Purchae Agreement.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	SAFEs may be treated pari passu with Common Stock under certain circumstances described in the SAFE.

Type of security	Preferred Stock (including Series A , A-1, and A-2) Preferred Stock
Amount outstanding	9,176,529
Voting Rights	All shares are subject to the Voting Agreement.
Anti-Dilution Rights	All shares of Preferred Stock have anti-dilution rights described in the Second Amended and Restated Certificate of Incorporation.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	All shares of Preferred Stock have anti-dilution rights, liquidation preferences, and other rights described in the Second Amended and Restated Certificate of Incorporation.

Type of security	Crowd SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	291,268
Voting Rights	No voting rights.
Anti-Dilution Rights	Not antidilution or put or call rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These are the Everytable Crowd Safe Units of SAFE

Securities issued pursuant to Regulation CF:

Type of security	Everytable Crowd Safe Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Kellogg Foundation
Amount outstanding	$1,500,000.00
Interest rate and payment schedule	2% interest, interest-only quarterly payments until 3/31/2023, then continued interest-only quarterly payments plus 1/6 principal payments biannually until maturity.
Amortization schedule	Interest-only quarterly payments until 3/31/2023, then continued interest-only quarterly payments plus 1/6 principal payments biannually until maturity.
Describe any collateral or security	Unsecured.
Maturity date	September 30, 2025
Other material terms	

The total amount of outstanding debt of the company is $1,502,434.93

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	5,632,760	$563.00	Operations	September 30, 2016	Rule 504
Convertible Notes	61	$2,917,000.00	Operations and Development	November 30, 2015	Rule 506(b)
Convertible Notes	21	$2,085,750.00	Operations and Development	March 3, 2017	Rule 506(b)
Preferred Stock	4,199,130	$5,437,873.35	Operations and Development	December 20, 2017	Rule 506(b)
Everytable Crowd Safe Units of SAFE (Simple Agreement for Future Equity)				January 21, 2018	Regulation CF

Ownership

The Company is broadly held amongst over 100 shareholders. The two founders own the largest percentage of securities: Sam Polk owns 2,600,000 shares of common stock, equal to approximately 18% of the outstanding shares; David Foster owns 1,600,000 shares of common stock, equal to approximately 11% of the outstanding shares. The largest three investors as of the date of this filing hold shares of Series A Preferred Stock equal to approximately 11%, 10%, and 6% of outstanding shares respectively, or approximately 27% of outstanding shares in aggregate. All founders, employees, and advisors own common stock (or warrants or options exercisable therefore). All existing investors (other than the Crowd SAFE purchasers and PRI lender) own Series A Preferred Stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the Offering, the Company raised a supplemental $1.5M Program Related Investment loan and completed subsequent sales of its Series A securities. The Company anticipates a continued lack of liquidity for Company securityholders the foreseeable future as it continues to navigate the challenges of scaling across multiple distribution channels and product innovation.

Management does not expect to achieve profitability in the 12 months following filing of this C-AR. The objectives for the next 12 months are to improve same-store sales, achieve store-level profitability across all locations, open additional locations, expand additional distribution channels such as vending, online subscription, catering, and third-party distribution relationships. However, attainment of the objectives cannot be assured in any case.

Liquidity and Capital Resources

On April 30, 2019 the Company conducted an offering pursuant to Regulation CF and raised $291,268.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the

Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Sam Polk
Relationship to the Company	Sam Polk is an officer, stockholder, and director of the Company.
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	Restricted stock purchased at par value, subject to reverse vesting, and approx. $150k per annum per officer, with bonus potential as described in the applicable employment agreement.
Benefits or compensation received by Company	Sam Polk is employed as an officer and director of the Company.
Description of the transaction	The Company has purchased services from each officer of the corporation pursuant to the employment agreement with each such person. This employment agreement is for a five year term, renewable unless notice of nonrenewal is delivered 120 days prior to the five year anniversary. The agreement is otherwise terminable only for cause. The agreement contains other material provisions.

Related Person/Entity	Brian Kim
Relationship to the Company	Brian Kim is an officer of the Company.
Total amount of money involved	$180,000.00
Benefits or compensation received by related person	In addition to the salary described above, 225,000 shares of ISO stock options were granted at $1.295 per share exercise price, subject to 4-year vesting, one-year cliff, and cash bonus potential as described in the applicable employment agreement.
Benefits or compensation received by Company	Brian Kim is employed as an officer of the Company.
Description of the transaction	The Company has purchased services from each officer of the corporation pursuant to the employment agreement with each such person. This employment agreement is at will. The agreement and its attachments contain other material provisions.

Securities

Related Person/Entity	Sam Polk
Relationship to the Company	Sam Polk is an executive officer, stockholder, and director of the Company and the Company owns the intellectual property contributed to the Company by Sam Polk.
Total amount of money involved	$260.00
Benefits or compensation received by related person	Sam Polk received restricted stock purchased at par value, subject to reverse vesting, and approx. $150k per annum per officer, with bonus potential as described in the applicable employment agreement.
Benefits or compensation received by Company	Sam Polk is employed as an executive officer and director of the Company.
Description of the transaction	Sam Polk has entered into a restricted stock purchase agreement pursuant to which shares of stock were purchased at par value. The shares are subject to reverse vesting (repurchase by the Corporation) for a four year term with a one year cliff which has elapsed. The terms for repurchase upon termination during the reverse vesting period depend on the circumstances of termination. The shares are also subject to a right of first offer and right of first refusal in the event the officer wants to sell the shares to a third party.

Related Person/Entity	David Foster
Relationship to the Company	David Foster was formerly an executive officer, stockholder, and director of the Company and the Company owns the intellectual property contributed to the Company by David Foster.
Total amount of money involved	$80.00
Benefits or compensation received by related person	David Foster received restricted stock purchased at par value, subject to reverse vesting, and 800,000 shares were repurchased upon his termination.
Benefits or compensation received by Company	David Foster was formerly employed as an executive officer and director of the Company.
Description of the transaction	David Foster has entered into a stock repurchase agreement pursuant to which shares of stock were repurchased by the Company at par value. The remainder of shares held by David Foster remain subject to purchase by the Corporation or Series A Major Investors pursuant to the Series A Right of First Refusal and Co-Sale Agreement.

Intellectual Property

Related Person/Entity	Sam Polk
Relationship to the Company	Sam Polk is an officer, stockholder, and director of the Company.
Total amount of money involved	$0.00
Benefits or compensation received by related person	Sam Polk receives restricted stock purchased at par value, subject to reverse vesting, and approx. $150k per annum salary, with bonus potential as described in the applicable employment agreement.
Benefits or compensation received by Company	The Company received the intellectual property assigned to the Company pursuant to the IP assignment agreement, including intellectual property of the officer related to the Company's business.
Description of the transaction	Sam Polk contributed intellectual property pursuant to the restricted stock purchase agreement executed by each founder.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Sam Polk, holds common stock and serves as the CEO Common Stock Director. The Company has granted one board seat to a Series A Preferred Stockholder, yet to be named. The Company has granted one board seat to a representative of Acumen Fund , a Series A Preferred Stockholder. The Company has granted one board seat to an "independent

	director" who is compensated with common stock. Therefore certain of the directors have personal interests that may be distinct from those of certain stockholders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sam Polk
_____
(Signature)

Sam Polk
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sam Polk
_____
(Signature)

Sam Polk
_____
(Name)

CEO and Director
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Sam Polk, being the founder of Everytable, PBC, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Sam Polk
_____
(Signature)

Sam Polk
_____
(Name)

CEO and Director
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



EVERYTABLE, PBC
Financial Statements
December 31, 2018

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Everytable, PBC

Report on the Financial Statements

We have audited the accompanying financial statements of Everytable, PBC (the "Company"), which comprise the balance sheet as of December 31, 2018, the related statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Everytable, PBC as of December 31, 2018, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SQUAR MILNER LLP

Squar Milner LLP

Los Angeles, California
April 30, 2019

EVERYTABLE, PBC
BALANCE SHEET
December 31, 2018

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	165,746
Restricted cash		338,646
Investments		2,497,208
Prepaid expenses and other current assets		32,707
Inventories		42,473
Total current assets		3,076,780

NON-CURRENT ASSETS

Property and equipment, net		1,645,757
Security deposits		70,447
Total non-current assets		1,716,204
Total assets	$	4,792,984

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	146,383
Accrued expenses		197,135
Deferred rent		106,068
Total current liabilities		449,586

NOTE PAYABLE

		1,500,000
Total liabilities		1,949,586

Commitments and Contingencies (Note 7)

STOCKHOLDERS' EQUITY

Common stock, par value $0.0001; 15,831,059 shares authorized;	
4,547,242 shares issued and outstanding as of December 31, 2018	455
Preferred stock, par value $0.0001; total 9,610,879 shares authorized;	
9,099,309 shares issued and outstanding as of December 31, 2018	910
Additional paid-in capital	10,756,437
Accumulated deficit	(7,922,335)
Accumulated other comprehensive income	7,931
Total stockholders' equity	2,843,398
Total liabilities and stockholders' equity	$ 4,792,984

The accompanying notes are an integral part of these financial statements

EVERYTABLE, PBC
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
For the Year Ended December 31, 2018

NET REVENUES	$ 2,321,488
COST OF REVENUES	
Cost of food	897,485
Labor	1,311,022
Occupancy	620,124
Packaging supplies	269,341
Total cost of revenues	3,097,972
GROSS DEFICIT	(776,484)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	
General and administrative	2,353,461
Marketing	194,127
Depreciation and amortization	160,963
Total operating expenses	2,708,551
OPERATING LOSS	(3,485,035)
OTHER (EXPENSE) INCOME	
Interest expense	(6,750)
Other income	23,141
Total other income, net	16,391
LOSS BEFORE PROVISION FOR INCOME TAXES	(3,468,644)
PROVISION FOR INCOME TAXES	(800)
NET LOSS	$ (3,469,444)
OTHER COMPREHENSIVE INCOME	
Net change in unrealized appreciation of investments	7,931
COMPREHENSIVE LOSS	$ (3,461,513)

EVERYTABLE, PBC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2018

	Common Stock		Preferred Stock				Accumulated Other	Total
					Additional	Accumulated	Comprehensive	Stockholders'
	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Income	Equity
BALANCE – January 1, 2018	5,632,760	$ 563	8,628,267	$ 863	$ 9,858,596	$ (4,452,891)	$ –	$ 5,407,131
Issuance of Series A preferred stock	–	–	471,042	47	609,952	–	–	609,999
Repurchase of common stock	(1,073,149)	(107)	–	–	–	–	–	(107)
Forfeiture of restricted stock	(12,369)	(1)	–	–	–	–	–	(1)
Stock-based compensation	–	–	–	–	14,008	–	–	14,008
Issuance of Simple Agreement for Future Equity ("SAFE"), net of $17,387 cost	–	–	–	–	273,881	–	–	273,881
Unrealized gains on treasury notes	–	–	–	–	–	–	7,931	7,931
Net loss	–	–	–	–	–	(3,469,444)	–	(3,469,444)
BALANCE – December 31, 2018	4,547,242	$ 455	9,099,309	$ 910	$ 10,756,437	$ (7,922,335)	$ 7,931	$ 2,843,398

The accompanying notes are an integral part of these financial statements.

EVERYTABLE, PBC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (3,469,444)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	160,963
Stock-based compensation	14,008
Changes in working capital components:	
(Increase) in inventories	(10,364)
Decrease in prepaid expenses and other assets	209,183
Increase in accounts payable	41,461
Increase in accrued expenses	100,722
Increase in deferred rent	12,727
Net cash used in operating activities	(2,940,744)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of treasury notes	(2,489,277)
Purchase of property and equipment	(695,187)
Net cash used in investing activities	(3,184,464)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from note payable	1,500,000
Proceeds from issuance of Series A preferred stock	609,999
Repurchase of common stock	(107)
Net proceeds from SAFE	273,881
Net cash provided by financing activities	2,383,773

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(3,741,435)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH – beginning of year	4,245,827
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH – end of year	$ 504,392

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES

Forfeiture of restricted stock	$ 1

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 6,750
Income taxes	$ 1,137

1. NATURE OF OPERATIONS

Everytable, PBC (the "Company") was incorporated on October 14, 2015 in the State of Delaware. The Company's headquarters is located in Los Angeles, California. The Company is registered in Delaware as a public benefit corporation as a demonstration of its long-term commitment to its mission to increase the population's access to affordable healthy meals.

The Company currently has eight open restaurant locations in Southern California with a centralized manufacturing and distribution center in Los Angeles, California.

Liquidity

Management plans on continuing to implement operational strategies to generate sales to achieve the needed working capital to sustain operations; however, there can be no assurance that such sales will occur. Accordingly, additional sources of financing may be required in order to maintain the Company's operations. Whereas management believes it will have access to financing resources, no assurance can be given that such additional sources of financing will be available on acceptable terms, on a timely basis or at all.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in Southern California. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash, Cash Equivalents, and Restricted Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account and investment account. The Company had no cash equivalents at December 31, 2018. As of December 31, 2018, restricted cash totaled $338,646, which represents funds held in the Company's bank accounts which is restricted for the use as described in Note 6.

Investments

Investments are composed of short-term U.S. treasury bills the Company acquired during 2018. The investments are recorded at fair value with the change in unrealized gains and losses being recorded through other comprehensive income in the accompanying statement of operations.

Inventory

Inventory, consisting primarily of food and beverage supplies, are carried at the lower of cost or net realizable value with cost determined using a first-in, first-out ("FIFO") basis.

Property and Equipment

Property and equipment, net are stated at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the assets. Expenditures for repair and maintenance costs are expensed as incurred, and expenditures for major renewals and improvements are capitalized. When assets are retired or otherwise disposed of, the cost, and accumulated depreciation and amortization are removed from the accounts, and any gain or loss is reflected in the accompanying statement of operations and comprehensive loss.

The useful lives for depreciable assets are as follows:

Leasehold improvements	Lesser of length of lease or 15 years
Machinery and equipment	5-7 years
Computer equipment and software	3-5 years
Furniture and fixtures	7 years
Automobiles	5 years

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To determine fair value, the Company primarily utilizes reported market transactions and discounted cash flow analyses. The Company utilizes the Financial Accounting Standard Board ("FASB") fair value model that establishes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels whereby, the highest priority is given to Level 1 inputs and the lowest to Level 3 inputs. The three broad categories are:

- *Level 1 –* Quoted prices in active markets for identical assets or liabilities.

- *Level 2 –* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- *Level 3 –* Unobservable inputs for the asset or liability.

Where available, the Company utilizes quoted market prices or observable inputs rather than unobservable inputs to determine fair value.

The Company classifies assets in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amount of the Company's financial instruments, which principally include cash, restricted cash, cash equivalents, investments, accounts payable and accrued expenses and other liabilities, approximate fair value due to the relatively short maturity of such instruments.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Standards Codification ("ASC") 718, *Compensation-Stock Compensation*. Under ASC 718-10, compensation cost is calculated on the date of grant using the fair value as determined using the Black-Scholes-Merton option pricing method. The compensation cost is then amortized on a straight-line basis over the vesting period. The Black-Scholes-Merton option-pricing model requires the Company to estimate key assumptions such as expected term, volatility and forfeiture rates to determine the fair value of the stock options. The estimate of these key assumptions is based on historical information and judgment regarding market factors and trends.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Everytable, PBC is a corporation for federal income tax purposes and, accordingly, the Company provides for income taxes using the asset and liability method. Deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted statutory tax rates in effect for years in which differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect uncertainty associated with their ultimate realization. The Company has recorded a valuation allowance as they believe that it is more-likely-than-not that deferred tax asset will not be realized.

The Company initially recognizes a tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

The Company's policy is to recognize both interest and penalties related to unrecognized benefits in income tax expense. Interest and penalties on unrecognized tax benefits expected to result in payment of cash within one year are classified as accrued liabilities, while those expected beyond one year are classified as other liabilities. The Company has not recorded any interest and penalties since our inception.

As the determination of whether a tax position is greater than 50% likely of being realized and the related largest amount of benefit is subjective, it is possible that outside tax professionals or the taxing authority could conclude that the amounts recognized or disclosed in our financial statements would differ from amounts the Company's management believes are applicable.

Revenue Recognition

The Company recognizes revenue when earned, generally at the point-of-sale for restaurant locations. The Company records sales net of promotional discounts. Discounts on sales were approximately $310,000 for the year ended December 31, 2018. Sales taxes collected are excluded from reported revenues.

Major Vendor

The Company purchases from a supplier that accounts for approximately 88% of total cost of food for the year ended December 31, 2018. The same supplier accounted for 47% of the accounts payable balance at December 31, 2018. The Company believes that other suppliers are available and associated concentration risks can be mitigated.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs for the year ended December 31, 2018 were 194,127 and are included in general and administrative expenses on the accompanying statement of operations and comprehensive loss.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. This guidance supersedes the revenue recognition requirements of Topic 605, including most industry-specific revenue recognition guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which amended ASU 2014-09 to defer the effective date for implementation for nonpublic entities to fiscal years beginning after December 15, 2018, and interim reporting periods beginning after December 15, 2019. While early application of this guidance is permitted, application can only be done in accordance with the guidance. The Company is currently evaluating the effects of this new guidance.

In February 2016, the FASB issued ASU 2016-02, Leases. This update requires lessees to recognize at the lease commencement date a lease liability which is the lessee's obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use assets, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees will no longer be provided with a source of off-balance sheet financing. This update is effective for financial statements issued for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Applying a full retrospective transition approach is not allowed. The Company is currently evaluating the effects of this new guidance.

3. INVENTORIES

Inventories consist of the following as of December 31, 2018:

Food	$ 9,615
Beverage	14,222
Paper products and other	18,636
	$ 42,473

4. INVESTMENTS

Investments as of December 31, 2018 consisted of U.S. treasury notes that are Level 1 investments as described in Note 2. The notes were purchased during 2018 at a cost of $2,489,277. The investments are classified as available-for-sale debt securities and the unrealized gain of $7,931 for the year ended December 31, 2018 was recorded in other comprehensive income on the statement of operations and comprehensive loss. The debt securities mature on various dates throughout 2019.

5. PROPERTY AND EQUIPMENT, net

Property and equipment, net, consists of the following as of December 31, 2018:

Leasehold improvements	$	1,298,036
Machinery and equipment		510,959
Computer equipment and software		36,295
Furniture and fixtures		23,807
Automobiles		52,689
		1,921,786
Less: accumulated depreciation and amortization		(276,029)
	$	1,645,757

Depreciation and amortization expense totaled $160,963 for the year ended December 31, 2018.

6. DEBT

Note Payable

In October 2018, the Company borrowed $1,500,000 from a philanthropic foundation. The note accrues interest at a fixed rate of 2% per annum and calls for quarterly interest payments. The note is an unsecured, full recourse obligation of the Company. The principal is due in $250,000 semiannual installments starting in March 2023 and matures in October 2025. The restricted purpose of the loan is to support certain pilot programs aimed at expanding access to healthy food, creating jobs, providing job training and other educational opportunities, and providing employment and entrepreneurial opportunities to low-income persons and minorities. As of December 31, 2018, there is $338,646 of cash on hand related to this note, which is classified as restricted cash on the accompanying balance sheet.

7. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company may be subject to various legal proceedings and claims that arise in the ordinary course of business. As of December 31, 2018, the Company is not a party to any litigation that management believes would have a material impact on the business, operations, financial position, results of operations or cash flows.

Lease Commitments

The Company leases certain of the facilities under non-cancellable operating lease arrangements that expire at various dates through 2027. Rent expense includes base contractual rent and variable costs such as building expenses, utilities, taxes, insurance and equipment rental. Rent expense for these leases was approximately $640,948 during the year ended December 31, 2018. The Company operated seven restaurant locations in Southern California during 2018.

7. COMMITMENTS AND CONTINGENCIES (continued)

The following table summarizes the Company's non-cancellable operating leases for each of the next five years and thereafter as of December 31, 2018:

2019	$ 252,767
2020	265,617
2021	258,970
2022	245,351
2023	255,057
Thereafter	1,009,409
Total	$ 2,287,171

8. STOCKHOLDERS' EQUITY

SAFE Equity Instruments

In 2018, the Company issued Simple Agreement for Future Equity ("SAFE") equity instruments totaling $291,268 to effectuate a crowdfunding round. The SAFE equity instruments are only redeemable upon the occurrence of certain events, as defined. Since there is no mechanism to demand repayment of SAFE equity instruments without the occurrence of the related events, such instruments were classified as contributions in the statement of changes in stockholders' equity as of December 31, 2018.

Common Stock

As of December 31, 2018, the Company was authorized to issue 15,831,059 shares of common stock with a par value of $0.0001 per share. The Company's Board of Directors is authorized to determine the rights of each offering of stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and its charter. As of December 31, 2018, there were 4,547,242 shares of common stock outstanding which were generally restricted based on service performed. Common stock shares are common voting shares primarily issued to founding members and employees as performance-based equity and generally vests over one to four years (Note 9). There were no shares of common stock issued during the year ended December 31, 2018.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held.

In 2015, the Company established the capitalization of the Company by issuing a total of 5,000,000 restricted shares of common stock to two founders for a purchase price of $0.0001 per share. The restricted shares are subject to a repurchase option. During the year ended December 31, 2018, one of the founders was terminated and the Company repurchased 800,000 shares of common stock.

8. STOCKHOLDERS' EQUITY (continued)

Preferred Stock

As of December 31, 2018, the Company was authorized to issue 9,610,879 shares of preferred stock with a par value of $0.0001 per share. The preferred stock was designated as:

- Series A preferred stock ("Series A") with a purchase price of $1.295 per share, the Company was authorized to issue 4,633,480 shares of Series A

- Series A-1 preferred stock ("Series A-1") with a purchase price of $1.036 per share, the Company was authorized to issue 2,914,123 shares of Series A-1

- Series A-2 preferred stock ("Series A-2") with a purchase price of $1.036 per share, the Company was authorized to issue 2,063,276 shares of Series A-2

The Company's Board of Directors is authorized to determine the rights of each offering of preferred stock including, among other terms, dividend rights, voting rights, conversion rights, redemption prices and liquidation preferences, if any, subject to the limitations of applicable laws, regulations and its charter. The following summarizes the terms of each series of preferred stock at December 31, 2018:

Dividends

Any dividend shall be distributed among the holders of preferred stock and common stock on a pro rata based on the number of shares held by each holder.

Liquidation

In the event of any liquidation transaction, the holders of preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, by reason of their ownership thereof, an amount per share equal to: (i) $1.295 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A then held by them plus any declared but unpaid dividends on shares; (ii) $1.036 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A-1 then held by them plus any declared but unpaid dividends on shares; (iii) $1.036 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of Series A-2 then held by them plus any declared but unpaid dividends on shares.

For purposes of determining the amount of each holder of shares of preferred stock is entitled to receive in the event of any liquidation transaction, each such holder of preferred stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of common stock, immediately prior to the liquidation transaction if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder shall be deemed to have converted shares of preferred stock into shares of common stock. If any such holder shall be deemed to have converted shares of preferred stock into common stock, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of preferred stock that have not converted (or have not been deemed to have converted) into shares of common stock.

8. STOCKHOLDERS' EQUITY (continued)

Conversion Rights

Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and nonassesable shares of common stock as determined by diving (i) $1.295 (as adjusted for stock splits, stock dividends, combinations, subdivision, recapitalizations or the like with respect to the Series A) in the case of the Series A preferred stock; (ii) $1.036 (as adjusted for stock splits, stock dividends, combinations, subdivision, recapitalizations or the like with respect to the Series A-1) in the case of the Series A-1 preferred stock; and (iii) $1.036 (as adjusted for stock splits, stock dividends, combinations, subdivision, recapitalizations or the like with respect to the Series A-2) in the case of the Series A-2 preferred stock.

Each share of preferred stock shall automatically be converted into such number of shares of common stock equal to the conversion rate then in effect for such share immediately upon the earlier of a qualified IPO or qualified sale, as defined.

Voting

The holders of preferred stock shall be entitled to the same voting rights as the holders of common stock, and shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted.

9. STOCK-BASED COMPENSATION

Stock Option Plan

All employees, directors, and consultants are eligible to be granted restricted common stock as performance-based equity and to be granted options to purchase common stock under the Company's 2016 Incentive Compensation Plan (the "Equity Plan"). Under provisions of the Equity Plan, the Company is authorized to issue up to 1,043,097 shares of its common stock of which 783,992 shares have been granted under stock option awards, and 510,260 shares have been granted as restricted common stock awards, with a total of 467,297 shares cancelled as of December 31, 2018. The purpose of the Company's stock-based compensation awards is to incentivize employees and other individuals who render services to the Company by providing opportunities to purchase stock in the Company.

All options granted will expire five to seven years from their date of issuance. Stock options and restricted stock grant generally vest over one to four years from their date of issuance.

The Company's Board of Directors administers the Equity Plan, select the individuals to whom options will be granted, determine the number of options to be granted and the term and exercise price of each option. Incentive stock options and restricted stock granted pursuant to the terms of the Equity Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying Company stock on the date of the grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model for incentive stock options granted to employees and on the reporting date for nonemployees. Because option-pricing models require the use

9. STOCK-BASED COMPENSATION (continued)

Stock Option Plan (continued)

of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company estimates expected volatility based on historical and implied volatility data of comparable companies. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using the "simplified method" based on guidelines provided in SAB 107. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option.

The following table summarizes information with respect to outstanding options to purchase common stock of the Company, at December 31, 2018:

Exercise Price	Number Outstanding	Expiration Date
$1.295	581,545	November 2, 2025

Following is a summary of key weighted average valuation assumptions for options granted during the year:

Stock price	$0.49
Risk free interest rates	2.84% - 3.06%
Expected lives (in years)	2.34 - 5.00
Dividend yield	–
Expected volatility	50%

Total compensation expense related to the stock options was $14,008 for the year ended December 31, 2018.

10. INCOME TAXES

The provision for income taxes consisted of the following for the year ended December 31, 2018:

Current:		
Federal	$	–
State		800
		800
Deferred:		
Federal		–
State		–
Total provision for income taxes	$	800

10. INCOME TAXES (continued)

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

Significant items making up deferred tax assets and liabilities as of December 31, 2018 are as follow as:

Deferred tax assets:		
Deferred rent	$	29,682
Net operating loss carryforwards		2,363,954
Tax credits		11,184
Stock options		1,971
Other		70
		2,406,861
Less: valuation allowance		(2,229,413)
		177,448
Deferred tax liabilities:		
Prepaid expenses		(7,489)
Fixed assets		(169,959)
		(177,448)
Net deferred taxes	$	–

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is "more likely than not." Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Because of the Company's recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance as of December 31, 2018.

The Company's income tax returns for tax years 2015 through 2017 may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations for many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying consolidated financial statements could be changed at a later date upon final determination by taxing authorities.

Net operating losses and tax credit carryforwards as of December 31, 2018 are as follows:

Net operating losses, federal	$	8,547,158
Tax credits, federal	$	11,184

10. INCOME TAXES (continued)

The effective tax rate of the Company's provision for income taxes differs from the federal statutory rate as of December 31, 2018 is as follows:

Statutory rate	21.00%
State tax	6.93%
Permanent differences	(0.11)%
Valuation allowance	(27.84)%
Total	(0.02)%

11. SUBSEQUENT EVENTS

In 2019, the Company has closed one location and opened two new locations.

The Company redeemed approximately $2,000,000 of the investments described in Note 4 during January and February 2019.

Management has evaluated subsequent events through April 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EVERYTABLE, PBC

Unaudited Financial Statements for the Years

Ended December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 24, 2017

To: Board of Directors, Everytable, PBC
        Attn: David Foster
                david@everytable.com

Re: 2017-2016 Financial Statement Review
        Everytable, PBC

We have reviewed the accompanying financial statements of Everytable PBC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and cash flows for the periods thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

EVERYTABLE, PBC
BALANCE SHEET
As of December 31, 2017 and 2016
(Unaudited)

	2017	2016
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$4,550,418	$1,140,918
Accounts receivable	2,238	718
Prepaids	19,814	0
Inventory	32,109	0
Total Current Assets	4,604,579	1,141,636
Non-Current Assets:		
Property and equipment, net	801,579	277,651
Security deposits	55,387	44,618
Total Non-Current Assets	856,966	322,269
TOTAL ASSETS	$5,461,545	$1,463,905
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$190,582	$21,377
Accrued expenses	96,413	84,479
Deferred rent	93,341	0
Accrued interest on convertible notes	0	45,358
Convertible notes	0	1,255,000
Total Current Liabilities	380,336	1,406,212
Non-Current Liabilities:		
Convertible notes	0	1,662,000
Total Non-Current Liabilities	380,336	1,662,000
TOTAL LIABILITIES	380,336	3,068,212
Stockholders' Equity (Deficit):		
Common stock, 15,831,059 shares authorized, par value $0.0001; 5,632,760 and 5,264,583 shares issued and outstanding as of December 31, 2017 and 2016, respectively	563	526
Additional Paid-in Capital	0	0
Preferred stock, 9,610,879 shares authorized, 8,628,267 and 0 shares issued and outstanding as of December 31, 2017 and 2016, respectively	9,641,633	0
Accumulated deficit	(4,560,987)	(1,604,835)
Total Stockholders' Equity (Deficit)	5,081,209	(1,604,309)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$5,461,545	$1,463,905

See accompanying notes to the financial statements.

EVERYTABLE, PBC

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2017 and 2016

(Unaudited)

	2017	2016
Revenues, net	$1,357,775	$222,313
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):		
Cost of food and paper products	580,913	123,556
Labor	1,864,455	177,787
Occupancy	475,364	118,357
Other operating costs	194,725	172,577
General and administrative	529,180	821,063
Marketing	204,437	260,888
Depreciation and amortization	355,607	69,413
Total Operating Expenses	4,204,681	1,743,641
Operating Loss	$(2,846,906)	$(1,521,328)
Interest Expense, net	109,246	40,078
Net Loss	$(2,956,152)	$(1,561,406)

See accompanying notes to the financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2017 and 2016
(Unaudited)

| | **Common Stock** | | | | |
	Shares	**Common Stock**	**Preferred Stock**	**Accumulated Deficit**	**Total Stockholders' Equity (Deficit)**
Balance as of December 31, 2015	5,000,000	$500	$0	$(43,429)	(42,929)
Issuance of Restricted common stock	264,583	26	0	0	26
Net Loss	0	0	0	(1,561,406)	(1,561,406)
Balance as of December 31, 2016	**5,264,583**	**526**	**0**	**(1,604,835)**	**(1,604,310)**
Sale of Preferred Stock	0	0	4,484,279	0	4,484,279
Issuance of Restricted Common Stock	368,177	37	0	0	37
Conversion of Convertible Notes	0	0	5,157,354	0	5,157,354
Net Loss	0	0	0	(2,956,152)	(2,956,152)
Balance as of December 31, 2017	**5,632,760**	**$563**	**$9,641,633**	**$(4,560,987)**	**$5,081,209**

See accompanying notes to the financial statements.


EVERYTABLE, PBC

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2017 and 2016

(Unaudited)


Cash Flows From Operating Activities	2017	2016
Net Loss	$(2,956,152)	$(1,561,406)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	355,607	69,413
Interest deferred and capitalized	109,246	43,295
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(1,520)	(718)
(Increase) decrease in inventory	(32,109)	0
(Increase) decrease in prepaids	(19,814)	0
(Increase) decrease in security deposits	(10,769)	(39,868)
Increase (decrease) in accounts payable	169,205	21,377
Increase (decrease) in accrued liabilities	11,934	92,181
Increase (decrease) in deferred rent	93,341	0
Net Cash Used In Operating Activities	(2,281,031)	(1,375,726)
Cash Flows From Investing Activities		
Purchase of property and equipment	(879,535)	(354,647)
Net Cash Used In Investing Activities	(879,535)	(354,647)
Cash Flows From Financing Activities		
Proceeds from issuance of stock	37	26
Proceeds from issuance of convertible notes	2,085,750	1,662,000
Proceeds from sale of preferred stock	4,484,279	0
Net Cash Provided By Financing Activities	6,570,066	1,662,026
Net Change In Cash and Cash Equivalents	3,409,500	(68,347)
Cash and Cash Equivalents, at Beginning of Period	1,140,918	1,209,265
Cash and Cash Equivalents, at End of Period	$4,550,418	$1,140,918
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0
Issuance of preferred stock upon conversion of convertible notes and accrued interest	$5,157,354	$0


See accompanying notes to the financial statements.


NOTE 1 - NATURE OF OPERATIONS

Everytable, PBC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on October 14, 2015 ("Inception") in the State of Delaware. The Company's headquarters is located in Los Angeles, California. The Company is registered in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to increase the population's access to affordable healthy meals.

Since Inception, the Company has relied on securing loans and selling securities to fund its operations. As of December 31, 2017, the Company had not achieved profitability and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and proceeds from prior sales of equities (see Note 11) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Reclassifications
Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Accounts Receivable
Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2017 and 2016, no allowance was recorded as all

receivables are expected to be collected.

Inventory
Inventories consist primarily of finished goods eyewear. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO). As of December 31, 2017 and 2016, inventories consisted of food, beverage and paper products.

Property and Equipment
Property and equipment, which includes computer equipment, are stated at cost.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets.   Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss in reflected in income for the period.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a de1ivative financial instrument. In circumstances where a host investment contains more than one embedded derivative instrument, including a conversion option. that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single compound derivative investment. Also, in connection with the sale of convertible debt and equity investments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the investment through periodic charges to interest expense, using the effective interest method.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income truces represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2017 and 2016, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant trucing authority based on its technical merit.

Revenue Recognition
We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is

reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer.

Revenues are recognized when the risk of ownership and title passes to our customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns. Generally, we extend credit to our wholesale customers and do not require collateral.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15 "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting*"*, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INVENTORIES

Inventory as of December 31, 2017 and 2016 consisted of the following:

| | December 31, | |
	2017	2016
Food	$ 13,514	$ 0
Beverage	2,369	0
Paper products	16,226	0
	$ 32,109	$ 0

NOTE 4 - PROPERTY AND EQUIPMENT

Property and Equipment as of December 31, 2017 and 2016 consisted of the following:

| | December 31, | |
	2017	2016
Leasehold improvements	$ 858,895	$ 170,914
Equipment	367,704	176,150
	1,226,599	347,064
Less accumulated depreciation	(425,020)	(69,413)
	$ 801,579	$ 277,651

Depreciation expense totaled $355,607 and $69,413 or the years ended December 31, 2017 and 2016, respectively.

NOTE 5 – DEBT

Loans payable
During 2015, the Company issued $1,255,000 of 2% convertible notes (the "2015 Notes") due November 2017. The Notes are unsecured. The Notes are due on November 2017 with accrued interest if the Notes do not covert prior to November 2017.

During 2016, the Company issued $1,662,000 of 2% convertible notes (the "2016 Notes") due at various dates between January and July 2018. The Notes are unsecured. The Notes are due at various dates between January and July 2018 with accrued interest if the Notes do not covert prior to these dates.

During 2017, the Company issued $2,085,750 of 4% convertible notes (the "2017 Notes") due at various dates between March and September 2019. The Notes are unsecured. The Notes are due at various dates between March and September 2019 with accrued interest if the Notes do not covert prior to these dates.

As of December 31, 2017, the Company sold $4,484,279 of preferred stock and therefore the 2015 Notes, 2016 Notes and 2017 Notes converted as a qualified equity had occurred. As part of the conversion in 2017, the principal plus accrued interest was reclassified from a liability on the balance sheet to be shown as preferred stock as equity on the balance sheet.

NOTE 6 –COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Lease Commitments
The Company leases certain of the facilities under non-cancellable operating lease arrangements that expire at

various dates through 2027. Rent expense includes base contractual rent and variable costs such as building expenses, utilities, taxes, insurance and equipment rental. Rent expense for these leases was approximately $432,000 and $112,000 during the years ended December 31, 2017 and 2016, respectively.

The Company operates six locations in California.

The following table summarizes the Company's non-cancellable operating leases for each of the next five years and thereafter as of December 31, 2017:

Fiscal Year		Future Minimum Lease Payments
2018		$ 587,028
2019		390,051
2020		403,608
2021		400,660
2022		353,509
Thereafter		1,733,876
Total		$ 3,868,732

NOTE 7 – STOCKHOLDERS' DEFICIT

The Company has the following classes of equity outstanding:

Common stock
Common stock shares are common voting shares primarily issued to founding members as performance-based equity. There are 5,632,760 shares of common stock outstanding as of December 31, 2017. A total of 15,831,059 shares have been authorized. The Company issued 368,177 and 264,583 restricted shares to founding members as performance-based equity with a value of $37 and $26 for the years ended December 31, 2017 and 2016, respectively. Restricted shares vest over one to four years. The fair value of the stock as of the date of grant was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company,

Preferred stock
The Company has $9,651,633 of preferred stock. The 2015 Notes, 2016 Notes and 2017 Notes converted into Series A-1 and Series A-2 preferred stock. The Company issued $4,484,279 of Series A preferred stock in December 2017. Series A, A-1 and A-2 have the same rights and liquidation preferences and are senior to the common stock of the Company. As of December 31, 2017, 9,610,879 shares of the Company's preferred stock are outstanding.

NOTE 8 – STOCK-BASED COMPENSATION

Stock Option Plan
The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 1,000,000 shares of restricted common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over one to four years.

The Company issued 354,010 and 264,583 restricted shares to founding members as performance-based equity with a value of $36 and $26 for the years ended December 31, 2017 and 2016, respectively.

On June 1, 2016, the Company issued a warrant which entitled an investor to purchase 25,000 shares of common stock of the Company for a purchase price per share of $0.0001. The warrant expires seven years after the original date of grant.

NOTE 9 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2017, the Company had net operating losses. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the years ended December 31, 2017 or 2016.

The Company is subject to tax in the U.S and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 10 – GOING CONCERN

Since inception, we have relied upon debt financing to fund operating losses. As of December 31, 2017, we had not achieved profitable results and we will incur additional costs prior to becoming profitable. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in the retail industry; thus, raising capital is a top priority in order for the Company to continue its development. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, additional debt and/or equity financings, and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 11 – SUBSEQUENT EVENTS

Preferred Stock
The Company raised $475,000 from the sale of Series A preferred stock in January 2018.

Anticipated Crowdfunded Offering
The Company is offering up to 1,070,000 Simple Agreement for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $50,000 in the Crowdfunded Offering and up to $1,070,000 maximum. The company must receive commitments from investors totaling the minimum amount by April 1, 2018 (the "Offering Deadline") in order receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through January 24, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.